                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 8)*

                             VINLAND PROPERTY TRUST
                                (NAME OF ISSUER)

                  SHARES OF BENEFICIAL INTEREST, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  927 449 108
                                 (CUSIP NUMBER)

                              LAWRENCE S. HARTMAN
                                280 PARK AVENUE
                           EAST BUILDING, 20TH FLOOR
                            NEW YORK, NEW YORK 10017
                                 (212) 949-5000

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                      RECEIVE NOTICES AND COMMUNICATIONS)

                           PERIOD ENDING MAY 2, 1997
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 927 449 108



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lucy N. Friedman, S.S. ####-##-####

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States of America
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  272,007

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     383,303
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  272,007

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     383,303

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      383,303

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      28.5%  *Includes shares reported by Other Reporting Persons.

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 927 449 108



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Beachwold Partners EIN - 75-2568292

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  19,000

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  19,000

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     -0-

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      19,000

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.4%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                                                        Page 4
                                 SCHEDULE 13D

CUSIP NO.  927 449 108



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Tarragon Partners, Ltd., E.I.N. 75-2340088

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  60,546

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  60,546

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     -0-

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      60,546

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.5%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO.  927 449 108



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Tarragon Capital Corporation, E.I.N. 75-2340089

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  29,750

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  29,750

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     -0-

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      29,750

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.2%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                             VINLAND PROPERTY TRUST
                             CUSIP NO. 927 449 108

ITEM 1.           SECURITY AND ISSUER.

Item 1 is hereby amended to read as follows:

This amendment relates to the shares of beneficial interest, no par value (the "Shares"), of Vinland Property Trust, a California real estate investment trust ("VPT"), and amends the statement of Schedule 13D filed on August 23, 1995. The principal executive offices of VPT are located at 280 Park Avenue, East Building, 20th Floor, New York, NY 10017.

ITEM 2.           IDENTITY AND BACKGROUND.

Item 2 is hereby amended to read as follows:

This statement is being filed on behalf of Lucy N. Friedman, William S. Friedman, Beachwold Partners, Tarragon Capital Corporation, and Tarragon Partners, Ltd. (collectively, the "Reporting Persons").

The Reporting Persons may be deemed to constitute a "person" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, because Lucy N. Friedman and William S. Friedman are directors of Tarragon Realty Advisors, Inc. ("TRA"), and each owns fifty percent (50%) of the stock of TRA.

(I) Lucy N. Friedman is a United States citizen with a business address at 280 Park Avenue, East Building, 20th Floor, New York, New York 10017. Lucy N. Friedman's present occupation is Executive Director of the Victims Services Agency in New York, New York. Lucy Friedman is the wife of William S. Friedman who is the President and a Trustee of VPT.

(II) Tarragon Capital Corporation is a corporation organized and existing under the laws of the State of Texas. Tarragon Capital Corporation's principal business activity is investment in other business ventures. The principal place of business and principal office of Tarragon Capital Corporation is 280 Park Avenue, East Building, 20th Floor, New York, New York 10017.

(III) Tarragon Partners, Ltd. is a partnership organized and existing under the laws of the State of Texas. Tarragon Partners, Ltd.'s principal activity is investment in stocks and real estate. William S. Friedman and Lucy N. Friedman are the limited partners. Tarragon Capital Corporation is the general partner. The principal place of business and principal office of Tarragon Partners, Ltd. is 280 Park Avenue, East Building, 20th Floor, New York, New York 10017.

(IV) Beachwold Partners is a partnership organized and existing under the laws of the State of Texas. Beachwold's principal activity is investment in stocks and real estate. Tanya Friedman, Ezra Friedman and Lucy N. Friedman, as trustee for Gideon Friedman and Samuel Friedman are the limited partners. Lucy N. Friedman is the general partner. The principal place of business and principal office of Beachwold Partners is 3100 Monticello, Suite 200, Dallas, Texas 75205.

The following is a list of each executive officer and director of Tarragon Capital Corporation:


         NAME                                POSITION(S)
         ----                                -----------
         William S. Friedman                 President
         Lucy N. Friedman                    Director and Secretary
         Tanya E. Friedman                   Director and Vice President
         Ezra H. Friedman                    Director and Vice President


Information with respect to Lucy N. Friedman is disclosed in (I) above.

Tanya E. Friedman's business address is 883 Guerrero Street, San Francisco, California 94110. Tanya E. Friedman is the adult daughter of Lucy and William Friedman and is currently a public school teacher. Tanya E. Friedman is a citizen of the Unites States of America.

Ezra H. Friedman's business address is 10 Magazine Street, Cambridge, Massachusetts 02139. Ezra H. Friedman is the adult son of Lucy and William Friedman and is currently a Graduate Fellow in Economics at Massachusetts Institute of Technology. Ezra H. Friedman is a citizen of the United States of America.

During the last five years, (i) none of the persons enumerated in (I) through
(IV) above have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE OF FUNDS.

Funds were provided by Tarragon Partners, Ltd.

ITEM 4.           PURPOSE OF THE TRANSACTION.

Item 4 is hereby amended to read as follows:

The purpose of the acquisition of shares by Tarragon Partners, Ltd. is for investment.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

(a)      Share Ownership.

The following tables show the Shares owned directly and beneficially by the Reporting Persons on the date of this statement:

                             SHARES OWNED DIRECTLY

                                           NUMBER OF   PERCENT OF
NAME                                       SHARES      CLASS (1)
----                                       ---------   ---------
Lucy N. Friedman                             272,007        20.3%
Tarragon Capital Corporation                  29,750         2.2%
Tarragon Partners, Ltd.                       60,546         4.5%
Beachwold Partners                            19,000         1.4%
                                           ---------   ---------

TOTAL                                        381,303        28.4%


                           SHARES OWNED BENEFICIALLY

                                           NUMBER OF     PERCENT OF
NAME                                       SHARES        CLASS (1)
----                                       ---------     --------
Lucy N. Friedman (2) (3) (4)                 383,303        28.5%
Tarragon Capital Corporation                  29,750         2.2%
William S. Friedman (2) (4) (5)              383,303        28.5%
Tanya E. Friedman (2) (3)                      7,750         0.6%
Ezra H. Friedman (2)                           2,000         0.1%
Tarragon Partners, Ltd. (4)                   60,546         4.5%
Beachwold Partners                            19,000         1.4%

Total shares beneficially owned
by Reporting Persons                         393,053        29.3%

----------------------

         (1) Percentage calculations are based upon 1,343,119 Shares outstanding at May 2, 1997.

         (2) May be deemed to be the beneficial owner of Shares held directly by Tarragon by virtue of the relationship described in Item 2.

         (3) Lucy N. Friedman's daughter, Tanya E. Friedman, owns 7,750 Shares. Tanya E. Friedman has complete control over the Shares owned by her and such shares are not included in Lucy Friedman's.

         (4) May be deemed to be the beneficial owner of Shares held by Tarragon Partners, Ltd. by virtue of the relationship described in Item 2.

         (5) Includes 272,007 shares owned by William S. Friedman's wife, Lucy N. Friedman. Mrs. Friedman has complete control over the Shares owned by her and Mr. Friedman disclaims beneficial ownership of such shares.
                  ------------------------

(b)      Voting and Dispositive Power.

Lucy N. Friedman has the complete power to vote and disposition power over the 272,007 Shares held directly by her and shared power to vote and dispose of the 29,750 Shares held by Tarragon Capital Corporation and the 60,546 Shares held by Tarragon Partners, Ltd.

(c)      Transactions in Securities.

The following table lists the purchase transactions in the Shares that were effected by the Reporting Persons during the past sixty days.

REPORTING PERSON             DATE           NO. OF SHARES     PRICE PER SHARE           TYPE OF TRANSACTION
-----------------------     ------          -------------     ---------------           -------------------
Tarragon Partners, Ltd.    04/17/97             5,000               9.125       Purchase of Shares of Beneficial
                                                                                             Interest

                           04/28/97             5,000               9.125       Purchase of Shares of Beneficial
                                                                                             Interest

                           05/02/97             7,500               9.125       Purchase of Shares of Beneficial
                                                                                             Interest


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

DATED:            May  6, 1997
                      --

TARRAGON CAPITAL CORPORATION


By:/s/ WILLIAM S. FRIEDMAN             /s/ WILLIAM S. FRIEDMAN
   -------------------------------     ------------------------------------
   William S. Friedman,                William S. Friedman*, in his capacity
   President                           as attorney-in-fact for Lucy N. Friedman

                                       * Signed by William S. Friedman
                                         pursuant to a Power of Attorney
                                         granted by Lucy N. Friedman

TARRAGON PARTNERS, LTD.

By: Tarragon Capital Corporation       BEACHWOLD PARTNERS
    its General Partner

                                       By:/s/ WILLIAM S. FRIEDMAN
    By:/s/ WILLIAM S. FRIEDMAN            -----------------------------------
       ----------------------------       William S. Friedman*, in his capacity
       William S. Friedman,               as attorney-in-fact for Lucy N. ,
       President                          Friedman its General Partner

                                       * Signed by William S. Friedman
                                         pursuant to a Power of Attorney
                                         granted by Lucy N. Friedman